UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X           Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                  No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228

DEALINGS IN SECURITIES BY DIRECTOR OF A MAJOR SUBSIDIARY

Name of director:
A Pretorius
Company:
Randfontein Gold Mine
Estates Limited
Nature of transaction: Off market vesting of Share
Appreciation Rights and on
market sale of ordinary
shares
Date: 17 March 2011
Class of Securities: Ordinary Shares
Strike price per share: R39.00
Selling price per share: R84.57
Number of Share Appreciation
Rights vesting and ordinary
shares sold:

21 665
Total Value of sale R1,832,209.05
Nature and extent of
directors interest:

Direct beneficial

Name of director:
A Pretorius
Company: Randfontein Gold Mine
Estates Limited
Nature of transaction:
Off market vesting of Share
Appreciation Rights and on
market sale of ordinary
shares
Date: 17 March 2011
Class of Securities: Ordinary Shares
Strike price per share: R66.15
Selling price per share: R85.13
Number of Share Appreciation
Rights vesting and ordinary
shares sold:

8 189
Total Value of sale R697,129.57
Nature and extent of
directors interest:
Direct beneficial

Prior clearance was obtained in respect of the above
dealings by the director.

For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 82 888 1242 (mobile)

Johannesburg, South Africa
23 March 2011

Sponsor:
J P Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 23, 2011
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name: Hannes Meyer
Title:  Financial Director